Investor Presentation

May 2026

Genius Group Ltd. (NYSE American: GNS)
www.geniusgroup.net

Forward Looking Statements

Financial information contained in this presentation is current as of the Company's Audited Financials up to December 31, 2025 as filed in the company's 20-F Annual Report on March 9, 2026, available at https://ir.geniusgroup.net

Forward Looking Statements

This presentation contains forward-looking statements. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers and may be recognized by the use of words such as "anticipate," "expects," "plans," "will," "estimates," "projects," "intends," "believe," "will" or words of similar meaning. Such forward-looking statements are based on assumptions that are inherently subject to significant risks and uncertainties, including those described in the "Risk Factors" section of the prospectus, many of which are beyond the Company's control. Actual results may materially differ from those in the forward-looking statements contained herein. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein or any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on such forward-looking statements, which speak only as of the date they are made. The Company and affiliates assume no obligation to and do not undertake to update such forward-looking statements to reflect future events or circumstances.

Non-IFRS Financial Measures

The Company's financial statements are prepared according to IFRS. This presentation includes certain non-IFRS financial measures, which are different from financial measures calculated in accordance with IFRS. Such non-IFRS financial measures should be considered in addition to and not as a substitute for or superior to financial measures calculated in accordance with IFRS. In addition, the definition of adjusted EBITDA in this presentation may be different from the definition of such term used by other companies, and therefore comparability may be limited. This presentation also contains certain financial projections of the Company, which are based upon a number of assumptions, estimates and forecasts that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control, and upon assumptions with respect to future business decisions which are subject to change. These projections may vary materially from actual results. The Company and its respective affiliates make no representation that these projected results will be achieved. The recipient should not place undue reliance on this information..

Leading the AI Powered Education Revolution
Towards an Exponential Future

We are an AI powered education group preparing students, entrepreneurs, businesses, and governments for the future of work.

We deliver AI training and AI tools to 6.1 million students on our Edtech platform. We have built a Genius City model with three business units: Genius School, Genius Academy and Genius Resorts. We are building a Genius City lifelong learning campus Model preparing and reskilling students for the Impact Age.

Targets for Value Creation

6.1M → 100M	Students by 2030	**\$100M → \$1.0B**	Valuation by 2030
13.2K → 150K	Partners by 2030	**1 → 100**	Genius Cities by 2030
\$14M → \$200M	Revenue by 2030	**Dual Listing**	ASX in Progress



Our Mission & Metrics

Genius Group was launched to pass Buckminster Fuller's "Final Exam".
He predicted the Singularity, when technology would destroy humanity, or we would raise our consciousness to harness it and solve our greatest challenges.



Whether it is to be Utopia or Oblivion will be a touch-and-go relay race right up to the final moment.... Humanity is in 'final exam' as to whether or not it qualifies for continuance in Universe.
— R. Buckminster Fuller —
[redacted]

The key to pass the final exam is education. As Nelson Mandela said:

"Education is the most powerful weapon which you can use to change the world."

Accelerating Growth through the Genius Ecosystem

Metric	2025	2024	Change
Pro Forma Revenue	$13.6M	$7.6M	+80%
Gross Profit	$4.9M	$2.4M	+110%
Students & Users	6.1M	5.8M	+5%
Rev / Paying Student	$1,856	$161	+1,053%
Total Assets	$137M	$101M	+36%
Market Cap	$96M	$24M	+300%

All figures as of Dec 31, 2025 & Dec 31, 2024

Lifelong Learning: A $10 Trillion Dollar Market


Global Education & Upskilling Spend ($T)
2030E
2025E
2020E
2015
2010
2005
2000
10
8
6
5
4
3
3
0
2
4
6
8
10
12


2030E Segments ($10T)
54%
24%
6%
8%
8%
K-12 (55%)
Post Secondary (25%)
Corporate (6%)
Pre K (8%)
Lifelong Learning (8%)

Education is growing at 4.5% CAGR — totalling +6% of global GDP

Source: HolonIQ and various underlying estimates from Goldman Sachs, GSV, IBIS Capital, Citi

K12 over $5 Trillion by 2030

GNS: Key Investment Considerations

1. **Leadership in a growing $10 trillion market for lifelong learning.**
   6.1M total users across 100+ countries; 13K+ partners worldwide. Education growing at 4.5% CAGR, totalling 6% of global GDP.

2. **Disrupting the global education landscape.**
   AI-powered, student-centered, lifelong learning system with customized integrated curriculum. Career-focused programs in entrepreneurship, investing, AI and exponential technologies.

3. **Scalable ecosystem with multiple levers for growth.**
   3-part Genius City model: Genius School, Genius Academy and Genius Resorts. High demand for AI education, tools and mentoring as the future of work evolves.

4. **Strong financial performance; well-capitalized for future growth.**
   Profitable operations in Q1 2026 from three business units: 171% pro forma revenue growth, 228% gross profit growth. Recent American Ventures LLC investment of $8M, 9.9% stake in Jewel Bank.

5. **World-class leadership team with history of value creation.**
   Founded by Roger James Hamilton: New York Times bestselling author, futurist and social entrepreneur, creator of Wealth Dynamics. Seasoned executive team, board members and advisors including educators Robert Kiyosaki and Saifedean Ammous.

2026: Year One of the Genius Generation

The rapid disruption that AI and exponential technology is bringing to the future of work is leading to high demand for reskilling in future skills.

"We have entered the Singularity."
— Elon Musk (X, Jan 2026)

"We are past the event horizon; the takeoff has started."
— Sam Altman, OpenAI (Jun 2025)

"2026 is likely to be the year the jobless boom begins."
— Geoffrey Hinton, Godfather of AI (CNN, Dec 2025)


Future of Jobs Report 2025
Human-machine frontier
WORLD ECONOMIC FORUM
Proportion of tasks completed predominantly by technologies (machines, algorithms etc.), predominantly by people, or by a combination of the two
Now
22%
30%
47%
By 2030
34%
33%
33%
Technology
Combination
People
Source: World Economic Forum. (2025). Future of Jobs Report 2025.
Human-machine frontier - Future of Jobs Report 2025

Source: WEF Future of Jobs 2025

59 / 100
workers need reskilling by 2030
(WEF Future of Jobs 2025)

170M
new jobs by 2030 — but only for those prepared (WEF)

Our Genius Curriculum combines the best practices of Future Schools with the latest AI Tools & Mentoring to prepare students for the future.

The Genius Ecosystem: Drivers for Growth

GENIUS SCHOOL



1. Build Genius School to profitable $6 million+ operations in 2026
2. Establish AI Powered Model and Plan for Asia's No.1 Future School
3. Launch the first Genius School Space Capsules in Bali

GENIUS ACADEMY



1. Build Genius Academy to profitable $6 million+ operations
2. Integrate Investor Academy & Entrepreneur Academy globally
3. Launch GEM Powered community and calendar

GENIUS RESORTS



1. Build Genius Resorts to profitable $8 million operations+
2. Launch Magic Garden, Genius Beach and Genius School Cafés
3. Commence Genius City build and financing for 2027 / 2028 launch

Genius School: Asia's Leading Future School

Genius School delivers a full Genius Curriculum via Genius Camps and an Early Learning, Primary and Secondary School Model.

Following the completion of the share purchase agreement with Nuanu City for 51% ownership of ProEd Global School in Bali, the Company is developing the campus as a Model Future School, based on the principles of WEF's White Paper "Schools of the Future" and the OECD's Learning Compass 2030 – a learning framework for students to master the combination of knowledge, skills and values they need to prepare them for the changing world of work. Genius' plan is to scale this Genius Curriculum to students across the world via its online tools and through school & government partnerships.



Disciplinary knowledge
Interdisciplinary knowledge
Practical knowledge
Knowledge
Cognitive and meta-cognitive skills
Social and emotional skills
Physical and practical skills
Skills
Attitudes & Values
Competencies
Action



Genius Academy: Entrepreneur Education

Genius Academy delivers AI powered, personalized education at scale, reskilling adults in future skills through our Entrepreneur, Investor, AI and Bitcoin Academies

In 2026 we are developing our AI powered pathways with a focus at greater freemium content combined with higher priced premium experiences, with a focus on teaching the ABCs of the Future; AI, Blockchain and Community.

Our focus is on building our localized, high tech, high touch city model, beginning in Bali, Indonesia with a calendar of AI Labs, Masters Retreats, Summits and Courses, then expanding this local model globally.



Joins a free event or course
Register on GeniusU and meet your AI Guide
Personalize your journey with AI
Follow a personalized learning path with AI training and AI tools
Build your Learning profile



Genius Resorts: Five Star Learning Locations

While most places of learning look either like a row of desks in a classroom or a seminar room, we believe learning should be in engaging environments that inspire creativity and community.

Following the completion of the asset purchase agreement with Entrepreneur Resorts Ltd, in 2026 we are rebranding our resorts, cafes and beach clubs to Genius Resorts, and turning learning into a hospitality experience. Our locations in Bali, Indonesia and South Africa combine meeting and learning with coworking, leisure and adventure.

We are developing our Genie AI App to include personalized preferences and GEM rewards for taking steps in learning, living, earning and giving, which can then be redeemed in our Genius Marketplace, replacing the concept of student debt with student credit.


Vision Villa Resort
Bali, Indonesia


Genius Cafe Sanur
Bali, Indonesia


Tau Game Lodge
South Africa


Matla Game Lodge
(Members only lodge)
South Africa



Genius City: A Lifelong Learning Campus

Genius Group has partnered with Nuanu City and Inspiral Architects to design and develop Genius City as a full lifelong learning campus model, scheduled for completion in 2027 / 2028. Our plan is to replicate this model globally.



GENIUS CITY, NUANU

- A fully integrated lifelong learning campus, combining a Living, Learning & Student Hub
- LIVING HUB: A 100 key MICE hotel with access to world class AI, VR & Web3 labs
- LEARNING HUB: Cutting edge creator spaces for coworking, conferences & retreats
- STUDENT HUB: A Future School for high school students for academics & apprenticeships
- Built on 15,500 sqm of land, project cost $28.3 million, target year 3 revenue $19.8 million, operating profit $5.8 million
- Target enterprise value $46.4 million, goal to be funded through non-dilutive, RWA blockchain based property fund.
- Target completion in 2027 / 2028.

Jewel Bank: Digital Banking & Stablecoins

In April 2026, Genius Group acquired a 9.9% equity stake in Jewel Bank, Bermuda's only dual-licensed digital bank, through an $8M registered direct offering with American Ventures LLC as lead investor.

Jewel Bank holds both a full BMA banking license and a Class F Digital Asset Business Act (DABA) license - the only institution in Bermuda with both. This dual license positions Jewel Bank as a Permitted Payment Stablecoin Issuer under the US GENIUS Act, signed into law in July 2025.

Jewel Bank is developing JUSD, a USD-denominated stablecoin with 1:1 reserves, designed for GENIUS Act compliance with bank-issued credibility.

JUSD Stablecoin

USD-pegged, 1:1 reserves, GENIUS Act compliant

Jewel Settle

Real-time digital asset settlement infrastructure

Core Banking

Full-service digital banking: accounts, payments, custody

Banking-as-a-Service

White-label stablecoin & banking for enterprises

$8M	9.9%	$5M	H2 2026	55.1%
Registered Direct Offering (Apr 2026)	Equity Stake in Jewel Financial Ltd	Directed to Jewel Bank Operations	Target Launch & JUSD Issuance	AV's Stake in Jewel Investments

Jewel Bank: Our Post-GENIUS Act Plan

Post-GENIUS Act Strategy

Permitted Stablecoin Issuer

Become a Permitted Payment Stablecoin Issuer under the GENIUS Act, leveraging Jewel Bank's dual BMA + DABA license

GEMs & Genius Wallet

Launch GEMs (Genius Education Merits) blockchain-based tokens rewarding students for learning, redeemable across the Genius ecosystem

Blockchain Credentials

Issue courses, certificates and qualifications on the blockchain — verifiable, portable and employer-ready digital credentials

Digital Asset Services

Build Digital Asset Service Provider capabilities, integrating AI education platform with Jewel Bank's digital banking services

Why This Positioning Is Unique

Student debt to student credit GEMs reward learning, redeemable across Genius Marketplace, replacing student finance with blockchain credits

6.1M students on Genius's AI education platform - a built-in user base for GEMs and Genius Wallet

Dual-licensed bank provides regulated infrastructure to issue stablecoins, process payments and custody digital assets

GENIUS Act compliance enables Jewel Bank to operate as a Permitted Issuer in the US — the world's largest stablecoin market

Vertically integrated the only company combining AI education, blockchain credentials, stablecoin issuance and a licensed digital bank

Experienced Leadership: Proven Record of Value Creation

Genius Group executive team, board members and board advisors includes experts in AI, blockchain, digital banking and education.

Executive Team



Roger James Hamilton

CEO, Board Chairman. NYT bestselling author, creator of Wealth Dynamics. B.A. in Architecture, Trinity College, Cambridge. Futurist, entrepreneur, educator and Founding Chairman of Green School, Bali.



Eva Mantziou

Chief Legal Officer, Chief People Officer, Board Director. Leading litigation pursuing over $1 billion in damages. Former board member PTWP SA & Work Services Intl. Master's, Wroclaw University of Economics.



Gaurav Dama

Interim CFO. 7 years leading Genius Group finance, audits and compliance. Managed the Company's IPO process on NYSE American. Previously Credit Suisse. Master's, University of Mumbai.

Board Advisors



Robert Kiyosaki

Author of Rich Dad Poor Dad, the #1 personal finance book of all time with 40+ million copies sold worldwide. Investor, entrepreneur and financial education pioneer. Advocate for financial literacy, real assets and alternative investing. Long-time champion of Bitcoin and sound money principles.



Saifedean Ammous

Author of The Bitcoin Standard and The Fiat Standard - two of the most influential books on monetary theory and Bitcoin. Leading global authority on Bitcoin, sound money and Austrian economics. Advisor to governments and institutions on digital currency policy.

Non-Executive Board Members

Eduardo Huerta-Mercado

Director. Innovation & Global MBA, GERENS Peru. Senior Advisor, Purdue University. World Bank consultant. MIT & UC Berkeley.

Ian Putter

Director. 20+ years banking & fintech. Former Head of Blockchain, Standard Bank. CFO Tokinvest Dubai. Board member, Hedera.

Thomas Power

Director. 30+ years leading fast-growth tech companies. Founded BIP100 Club. Board roles across blockchain and digital innovation.

Suraj Naik

Non-Executive Director & AI expert. Led the launch of GeniusU platform, Student AI, Teacher AI. MBA, James Cook University.

Gary Pattison

Director. Education entrepreneur and CEO mentor. Co-founder Legend X. International rapid growth and turnaround specialist.

2025 Financial Summary, 2026 Guidance

2025 full year results — audited and pro forma, together with 2026 guidance.



Annual Revenue ($M)
25
20
15
10
5
0
$2m discontinued operations
6
8
14
21
2024 Audited
2025 Audited
2025 Pro Forma
2026 Guidance
Disc. Ops (2024)
Core Revenue



Funds Used in Operations ($M)
50
40
30
20
10
0
46
11
2024
2025

2026 GUIDANCE

2026 Revenue Guidance

$20M – $22M

2026 Adj EBITDA Guidance

$1.5M – $2.0M

$1,856	**1,053%↑**	**$137M**	**$97M**	**76%↓**	**Q4 2025**
Rev/Paying Student	Revenue/Student Growth	Total Assets	Stockholders' Equity	Cash Burn Reduction	Operational Profitability

Non-cash items of $42.3M (impairments, restructuring & share-based compensation, predominantly one-off) are excluded from Adjusted EBITDA of ($12.6M)

Corporate Actions, Legal Progress & Shareholder Rewards

CORPORATE ACTIONS

- Further to alleged actions taken by third parties against the Company and its shareholders interests, in 2025 we took a series of actions designed to protect the Company.
- CEO and directors purchased over 600,000 shares in open market; CEO total: 5.5M shares for $2.9M since Jan 2024.
- Fully repaid $8.5M in company debt through Bitcoin treasury sale and debt restructuring
- We are currently in the process of applying for ASX dual listing.

LEGAL PROGRESS

- The Company filed a series of lawsuits against third parties in 2025, with damages claimed at a minimum of $1 billion.
- This included a class action lawsuit in which the Company has applied to be lead plaintiff, against certain companies for alleged spoofing and naked short selling.
- This also included a RICO case against certain individuals for fraud against the Company.
- ICC Arbitration victory: 7.4M shares and $8m cash awarded.

SHAREHOLDER REWARDS

- In 2026 the Company encouraged its shareholders to keep shares in book entry form at its share transfer agent.
- 30.1M shares identified for retirement – equivalent to 25.8% from public float.
- Bitcoin Loyalty Program expanded to 18.6M shares; $0.10/share loyalty payment payable in Bitcoin or cash
- Projected 116.7M shares after anticipated share retirements and insider holdings

The Future ABCs

Genius's mission is to guide students from the Present ABCs to the Future ABCs



The Present ABCs		The Genius Code		The Future ABCs
Anxiety		AI		Abundance
Burnout	→	Blockchain	→	Balance
Crisis		Community		Connection

Thank you

NYSE American: GNS

Investor Relations:	investor@geniusgroup.ai
Corporate Website:	geniusgroup.net
IR Website:	ir.geniusgroup.net
Address:	Genius Group Limited 3 Temasek Avenue, Level 18 & 17 Singapore 039190

NYSE American: GNS

Jewel Bank

Genius Group's Digital Banking Opportunity

Bermuda's Only Dual-Licensed Digital Bank | Stablecoin Infrastructure | GENIUS Act Compliant

Investor Presentation | May 2026

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as "may," "will," "plan," "should," "expect," "anticipate," "estimate," "continue," or comparable terminology.

Such forward-looking statements are inherently subject to certain risks, trends, and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate. These risks include, but are not limited to, market conditions, regulatory developments affecting the digital asset and stablecoin industries, and other risks described in the Company's filings with the SEC.

Readers are cautioned not to place undue reliance on these forward-looking statements. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information, or otherwise.

All market data and third-party estimates cited in this presentation are sourced from publicly available reports and SEC filings. Sources are referenced on individual slides.

Executive Summary

Genius Group Limited (NYSE American: GNS) has signed a landmark transaction with **American Ventures LLC,** the Trump family-linked investment vehicle, to acquire a **9.9% equity stake in Jewel Bank**, Bermuda's only dual-licensed digital bank. This transaction represents a new chapter in the growth of Genius Group, positioning the Company at the intersection of two of the fastest-growing markets in global finance: stablecoins and digital banking.

$8M Registered Direct Offering Closed April 16, 2026, with American Ventures as lead investor. $5M directed to fund Jewel Bank operations towards launch.

Dual-Licensed Digital Bank Jewel Bank holds both a full BMA banking license and a Class F DABA license: The only institution in Bermuda and one of a small group of banks globally with both.

$1.9 Trillion - $4 Trillion Stablecoin Market by 2030 The GENIUS Act (signed July 2025) created the first US regulatory framework, unlocking institutional adoption. Jewel Bank's JUSD stablecoin is designed for compliance.

Only Public Market Access GNS is the only NYSE-listed equity offering direct exposure to a fully-licensed digital bank and stablecoin issuer. Comparable private companies are valued at $1B–$28B.

Catalyst-Rich Growth Path Jewel Bank target launch in 2026, JUSD issuance, Genius share retirement program and forecast continued revenue growth (171% YoY in Q1 2026) create multiple near-term catalysts.

This presentation outlines the strategic rationale, market opportunity, and investment thesis for Genius Group's landmark partnership with American Ventures and Jewel Bank.

Stablecoins: The $1.9 - $4 Trillion Opportunity

Stablecoins are the fastest-growing segment of digital finance, projected to rival major payment networks by 2030

$310B+	$33T	$1.9T	$4T
Current Market Cap (May 2026)	Transaction Volume in 2025 (+72% YoY)	Citi Base Case Forecast 2030	Citi Bull Case Forecast 2030

- Treasury Secretary Bessent: stablecoins could reach $3T by 2030
- 10 major banks (BoA, Goldman, UBS, Deutsche) exploring stablecoin issuance
- USDT ($190B) and USDC ($80B) dominate; 99% of stablecoins are USD-pegged
- 72% YoY transaction volume growth — stablecoins processed more than Visa in 2025

Sources: Citi GPS "Stablecoins 2030" (April 2025); Bitwise CIO; CoinLedger; American Banker

Stablecoins: Market Growth Trajectory

From $6.8 Billion to $4 Trillion+ in a decade: The fastest asset class adoption in financial history



7
50
140
130
200
280
310
800
1,900
4,000
2020
2021
2022
2023
2024
2025
2026E
2028E
2030 Base
2030 Bull

40x Growth

Stablecoin market grew 40x from $6.8B (2020) to $280B (2025)

GENIUS Act Catalyst

July 2025 legislation created first US regulatory framework for stablecoins

Bank Adoption

OCC granted national trust charters to Circle, Paxos and 3 others (Dec 2025)

Sources: Citi GPS; CoinLedger; Bitwise; Visual Capitalist

The GENIUS Act: The Growth Catalyst

Signed into law July 18, 2025 — the first comprehensive US stablecoin framework

What It Does

- Creates federal licensing framework for stablecoin issuers
- Requires 1:1 reserves in cash, T-bills, repos
- OCC can grant national trust bank charters
- Legitimises stablecoins as payment mechanism

Who Benefits

- Licensed digital banks with full banking + DABA licenses
- Compliant stablecoin issuers (Circle, Paxos, Jewel Bank)
- Institutions seeking regulated on-ramps
- Non-bank entities can compete with banks

Why It Matters for Jewel

- Jewel Bank's dual license positions it as a Permitted Issuer
- JUSD stablecoin designed for GENIUS Act compliance
- Bermuda BMA framework aligns with US requirements
- First-mover advantage in regulated stablecoin banking

Source: GENIUS Act of 2025 (S.394); Latham & Watkins; Sidley Austin; Grant Thornton; World Economic Forum

Digital Banking: A $155B+ Market by 2033

$37.5B — Digital Banking Platform Market (2025)
Grand View Research

$155.4B — Projected Market Size (2033)
Grand View Research

19.8% — CAGR (2026–2033)
Grand View Research

+$32.2B — Digital Banking Platforms Growth (2025–2030)
Technavio

$87.8B — Total Digital Banking Market (2034E)
Business Research Insights

Key Growth Drivers

- GENIUS Act creates first regulatory framework for digital banking assets
- Banks racing to offer stablecoin services - 10 major banks formed stablecoin coalition
- Bermuda's regulatory framework (DABA 2018) is seven years ahead of US peers
- Global shift to 24/7 real-time digital payments
- Cabinet-approved digital asset payment framework in Bermuda (May 2026)

Sources: Grand View Research; Technavio; Business Research Insights; Bermuda Royal Gazette; American Banker

Why Bermuda? The Regulatory First-Mover

Bermuda established the world's first digital asset banking license regime - seven years before the US GENIUS Act

2018	2020	2024	2025	2026
Digital Asset Business Act (DABA) enacted	Digital Asset Issuance Act (DAIA) enacted	Jewel Bank granted dual BMA licenses	US GENIUS Act signed (7 years later)	Cabinet approves govt digital asset framework

Premier David Burt's Vision

Bermuda Premier personally champions fintech regulation and has endorsed Jewel Bank's mission at Consensus 2026

BMA Regulatory Excellence

Bermuda Monetary Authority provides world-class supervision under internationally-recognised standards

Captive Insurance Capital

Bermuda manages $1T+ in captive insurance assets, providing deep institutional infrastructure for digital banking

Tax Neutral Jurisdiction

No corporate income tax, capital gains tax, or withholding tax — ideal for stablecoin reserve management

Aligned with US Framework

DABA reserve requirements closely mirror GENIUS Act standards, enabling cross-border compliance

Government Investment

Bermuda's Fintech Development Fund now accepts digital asset contributions to grow the on-chain economy

Sources: BMA.bm; Carey Olsen (GLI 2026); Royal Gazette; Bermuda Fintech Guide 2025 (Chambers)

Jewel Bank: Bermuda's Dual-Licensed Digital Bank

Full Banking License

Bermuda Monetary Authority
Banks and Deposit Companies Act

Class F DABA License

Digital Asset Business Act 2018
Digital Asset Banking Services

JUSD Stablecoin

USD-denominated stablecoin with 1:1 reserves, GENIUS Act compliant, bank-issued credibility

Jewel Settle

Real-time digital asset settlement infrastructure for institutional clients and exchanges

Core Banking

Full-service digital banking including accounts, payments, custody and lending

Banking-as-a-Service

White-label digital banking and stablecoin infrastructure for enterprise clients

Jewel Bank is pending final approvals and launch, anticipated H2 2026

Competitive Landscape: Digital Banking Peers

Company	Banking License	Digital Asset License	Stablecoin Issuer	Valuation / Market Cap	Public Access
Circle (CRCL)	Trust Charter	OCC Charter	USDC ($80B)	$28B	NYSE
Paxos	Trust Charter	OCC Charter	USDP / PYUSD	Private ($1B+)	Private
Sygnum Bank	Swiss Banking	Swiss FINMA	DCHF	$1B (Unicorn)	Private
Anchorage Digital	OCC National Trust	Federal Trust	No	~$3B (Private)	Private
Jewel Bank	Full BMA Banking	Class F DABA	JUSD (pending)	Part of GNS	NYSE: GNS

Key Insight: Jewel Bank is the ONLY digital bank offering investors public market access (via NYSE American: GNS) to a fully-licensed stablecoin banking platform. Circle trades at a $28B market cap. Sygnum is valued at $1B as a private unicorn. GNS offers exposure to an equivalent platform at a fraction of the valuation.

Sources: NYSE; SEC filings; Crunchbase; PitchBook; Morningstar; company disclosures

Public Market Access: The Valuation Gap

GNS offers the only public equity path to a fully-licensed digital bank and stablecoin issuer at a micro-cap valuation



30
25
20
15
10
5
0
28
3
1
1
Circle (CRCL)
Anchorage (Private)
Sygnum (Private)
Paxos (Private)

GNS (NYSE American): ~$45M market cap — the only public equity with direct exposure to a fully-licensed digital bank

$28B

Circle market cap (NYSE: CRCL) - the benchmark for stablecoin banking

$1B+

Sygnum & Paxos private valuations - no public market access for retail investors

~$45M

GNS market cap with 9.9% ownership of Jewel Bank

Sources: NYSE; Yahoo Finance; Morningstar; PitchBook; Crunchbase (as of May 2026)

The GNS Acquisition: 9.9% of Jewel Bank

$8M registered direct offering closed April 16, 2026 — with American Ventures LLC as lead investor

Transaction Structure

Offering Size:	$8.0M Registered Direct
Share Price:	$0.37 per ordinary share
Shares Issued:	21,621,621 ordinary shares
Cash to Jewel:	$5.5M (of which $5M funds bank operations)
Equity Acquired:	9.9% of Jewel Financial Limited
Additional Shares:	15M shares issued to sellers at $0.40/share
Placement Agent:	D. Boral Capital LLC

Use of Proceeds



31%
6%
63%
Bank Operations ($5.0M)
Acquisition Costs ($0.5M)
Working Capital ($2.5M)

American Ventures: Lead Investor & Strategic Partner

American Ventures LLC

Headquarters:	Trump Tower, 725 5th Avenue, New York
Total Transactions:	$1.4 billion+ across 21 vehicles
AUM:	$1.04 billion under management
Focus Areas:	AI, Crypto, Drones, Digital Banking
Management:	American Ventures Management LLC
Dominari (DOMH):	90% interest in AV Management
Role in GNS Deal:	Lead investor in $8M offering
Jewel Investments:	55.1% of units (largest member)

Trump Family Involvement

- Donald Trump Jr. - Dominari Board of Advisors; 966,138 shares (6.04%)
- Eric Trump - Dominari Board of Advisors; 966,138 shares (6.04%)
- Per Schedule 13G filings with SEC (Feb 24, 2025)

AV-Backed Public Companies

- Dominari Holdings (NASDAQ: DOMH) — Financial services
- ABCT Inc. (NASDAQ: ABTC) — Battery technology
- The Meet Group (NASDAQ: MMA) — AI / social
- AGH Holdings (AGH) — AI-driven agriculture
- XWELL Inc. (NASDAQ: XWEL) — Airport wellness + AI

Sources: SEC Schedule 13G filings; DEF 14A (Dominari); Benzinga; Financial Times; Jewel Investments Cap Table

Genius Group: AI Education Meets Digital Banking

171%	$2.7M	6M+	80%
YoY Revenue Growth Q1 2026	Net Profit from Operations Q1 2026	Users in 100+ Countries	Pro Forma Revenue Growth FY2025

Recent Corporate Actions

- 30.1M shares identified for retirement - reducing public float (Apr 23, 2026)
- ICC Arbitration Award: Won return of 7.4M shares + $8.0M cash payment (Apr 20, 2026)
- $8M registered direct offering closed with AV as lead investor (Apr 16, 2026)
- CEO Roger Hamilton purchased 300,000 shares on open market (Mar 17, 2026)
- $13.6M full year 2025 revenue, 80% pro forma revenue growth (Mar 9, 2026)

Source: ir.geniusgroup.net press releases; SEC filings (Form 6-K, Form 20-F)

GENIUS Act Strategy

- Become a Permitted Payment Stablecoin Issuer under the GENIUS Act
- Launch GEMs (Genius Education Merits) and Genius Wallet
- Leverage Jewel Bank's dual license for stablecoin infrastructure
- Build Digital Asset Service Provider capabilities
- Integrate AI education platform with digital banking services

The Investment Thesis: Why Genius

$1.9T - $4T Market

Stablecoins are projected to grow 6–13x from current levels by 2030. Jewel Bank is positioned to capture share as a regulated issuer.

Regulatory Moat

Dual BMA banking + DABA license is the gold standard. Bermuda's 7-year head start creates barriers to entry.

Only Public Access

GNS is the only NYSE-listed equity offering direct exposure to a fully-licensed digital bank and stablecoin issuer.

Strategic Backers

American Ventures as lead investor. $1.4B+ transaction track record across AI, crypto, and digital banking.

Large Valuation Gap

Circle: $28B. Sygnum: $1B. GNS market cap: <$45M. Even modest re-rating implies potential upside.

Catalyst-Rich Calendar

Jewel Bank launch USD stablecoin issuance, GENIUS Act implementation, share retirement programme.

Investing in the Future of Digital Banking

NYSE American: GNS

Thank you for your interest in Genius Group.

Investor Relations:	investor@geniusgroup.ai
Corporate Website:	geniusgroup.net
IR Website:	ir.geniusgroup.net
SEC Filings:	sec.gov (search: Genius Group Limited)